

Contents

2002 annual report

AGN | Financial Highlights

In millions, except per share data	2002	2001	2000	1999	1998
		Year Ended December 31,			
STATEMENT OF OPERATIONS HIGHLIGHTS					
Product net sales	$1,385.0	$1,142.1	$992.1	$828.6	$716.0
Product gross margin	1,163.3	944.0	794.4	658.2	545.5
Research and development	233.1	227.5	165.7	140.6	97.7
Earnings (loss) from continuing operations	64.0	171.2	165.9	143.7	(86.6)
Earnings (loss) from discontinued operations	11.2	54.9	49.2	44.5	(3.6)
Net earnings (loss)	75.2	224.9	215.1	188.2	(90.2)
Basic earnings (loss) per share:					
Continuing operations	0.49	1.30	1.27	1.09	(0.66)
Discontinued operations	0.09	0.42	0.38	0.33	(0.03)
Diluted earnings (loss) per share					
Continuing operations	0.49	1.29	1.24	1.06	(0.66)
Discontinued operations	0.08	0.40	0.37	0.33	(0.03)
Dividends per share	0.36	0.36	0.32	0.28	0.26
ADJUSTED AMOUNTS[(a)]					
Adjusted earnings from continuing operations	252.3	207.7	166.6	133.9	102.4
Adjusted basic earnings per share from continuing operations	1.95	1.58	1.27	1.01	0.78
Adjusted diluted earnings per share from continuing operations	1.92	1.55	1.25	0.99	0.76
Pro Forma diluted earnings per share adjusted for dissynergies related to spin-off of Advanced Medical Optics, Inc.[(b)]	1.88	1.48	–	–	–

In millions	2002	2001	2000	1999	1998
		Year Ended December 31,			
NET SALES BY PRODUCT LINE					
Specialty Pharmaceuticals:					
Eye Care Pharmaceuticals	$ 827.3	$ 753.7	$683.9	$576.2	$510.1
Skin Care	90.2	78.9	68.7	76.6	80.6
BOTOX/Neuromodulators	439.7	309.5	239.5	175.8	125.3
Total Pharmaceutical Sales	1,357.2	1,142.1	992.1	828.6	716.0
Other	27.8	–	–	–	–
Total Net Sales	$1,385.0	$1,142.1	$992.1	$828.6	$716.0
PRODUCTS SOLD BY LOCATION					
Domestic	70.6%	67.0%	63.4%	60.7%	58.5%
International	29.4%	33.0%	36.6%	39.3%	41.5%

(a) The adjusted amounts in 2002 exclude the after-tax effect of the following: 1) $118.7 million in litigation settlement costs, 2) net cost of $100.3 million associated with the spin-off of the Company's ophthalmic surgical and contact lens care businesses which consist of a restructuring charge and asset write-offs of $63.5 million, duplicate operating expenses of $42.5 million and gain of $5.7 million on sale of a facility, 3) $30.2 million loss on the permanent impairment of investments, 4) $1.7 million unrealized loss on derivative instruments, 5) net gain of $1.0 million from partnering agreements, and 6) a $11.7 million charge for the early extinguishment of convertible debt.

The adjusted amounts in 2001 exclude the $40.0 million one-time charge for in-process research and development related to the purchase of Allergan Specialty Therapeutics, Inc. (ASTI) and the after-tax effect of the following: 1) $6.2 million restructuring charge and asset write-off reversals consisting of $1.7 million restructuring charge reversal and a $4.5 million gain on sale of a facility reducing the write-offs recorded in 1998, 2) income of $1.5 million from a partnering agreement, 3) $4.5 million loss on the permanent impairment of equity investments, 4) gain on the sale of divested pharmaceutical products in Brazil of $2.0 million, 5) $4.2 million unrealized gain on derivative instruments, and 6) $4.4 million associated with the spin-off of the Company's ophthalmic surgical and contact lens care businesses.

The adjusted amounts in 2000 exclude the after-tax effect of the following: 1) a $0.2 million restructuring charge, 2) gain on the sale of investments of $1.3 million, and 3) expenses of $2.0 million from partnering agreements.

The adjusted amounts in 1999 exclude the after-tax effect of the following: 1) $3.6 million in restructuring charge reversals, 2) $0.8 million in asset gains, reducing write-offs recorded in 1998, 3) gain on sales of investments of $14.0 million, 4) the contribution to The Allergan Foundation of $6.9 million, 5) income of $9.5 million, net of expenses of $5.7 million, from partnering agreements, and 6) other one-time costs totaling $1.1 million.

ALLERGAN

INC

2002 annual report

A Growing Focus

GLOBAL REACH

PERFORMANCE

SUBSTANTIAL R&D ASSETS


Growth Rates in Local Currency for Combined Businesses
$716.0
$828.6
$992.1
$1,142.1
$1,385.0
98
99
00
01
02*
$1,261.7
$1,406.2
$1,562.6
$1,685.2
$1,385.0


Gross Margins as Percent of Sales for Combined Businesses
+67.7%
+71.1%
+72.4%
+75.5%
+84.3%*
$545.5
$658.2
$794.4
$944.0
$1,167.0
98
99
00
01
02*
$854.7
$999.8
$1,133.5
$1,275.0
$1,167.0


Research and Development as Percent of Sales for Combined Businesses
+9.9%
+11.6%
+12.4%
+12.8%
+16.5%*
$97.7
$135.1
$163.7
$29.9
$187.5
$29.0
$228.4
98
99
00
01
02*
$125.4
$162.9
$193.6
$216.5
$228.4


Earnings per Share Growth Rate
+30.3%
+26.3%
+24.0%
+23.9%
+27.0%**
$0.76
$0.99
$1.25
$1.55
$1.48
$1.92
$1.88
98
99
00
01
02
$0.76
$0.99
$1.25
$1.55
$1.92

NET SALES
In millions of dollars

Contact Lens Care and Ophthalmic Surgical Device Businesses (AMO)
Specialty Pharmaceuticals*

GROSS PROFIT, AS ADJUSTED(a)
In millions of dollars

Contact Lens Care and Ophthalmic Surgical Device Businesses (AMO)
Specialty Pharmaceuticals*

RESEARCH AND DEVELOPMENT, AS ADJUSTED(a)
In millions of dollars

Contact Lens Care and Ophthalmic Surgical Device Businesses (AMO)
Specialty Pharmaceuticals*

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS, AS ADJUSTED(a)
In dollars

The adjusted amounts for 1998 exclude $171.4 million in expense resulting from the dividend of ASTI common stock to Allergan's stockholders, and the after-tax effect of the following: 1) $50.4 million in restructuring charges, 2) $31.9 million in asset write-offs, 3) gain on sales of investments, net of write-offs of certain investments, of $54.1 million, 4) the contribution to The Allergan Foundation of $11.0 million, and 5) income of $12.9 million from partnering agreements.

(b) Diluted earnings per share adjusted by $0.04 for the first six months of 2002 and by $0.07 for the full year 2001 to reflect dissynergies related to the spin-off of Advanced Medical Optics, Inc.

▷ In this Annual Report, the Company presents certain non-GAAP financial measures, including constant currency growth rates, one-time items and *pro forma* adjustments. For a reconciliation of these non-GAAP financial measures to comparable GAAP financial measures, please refer to the Company's web site at www.allergan.com and click on the Investors/Media heading.

* Continuing Operations

** Growth rate is based on 2002 and 2001 *pro forma* earnings per share of $1.88 and $1.48 respectively.

▷ OUR VISION

To continue as an innovative, technology driven, global health care company focused on pharmaceuticals in specialty markets that deliver value to customers, satisfy unmet medical needs and improve patients' lives.

▷ OUR MISSION

To become the partner of choice for ever better health care through the value of our technological innovation, industry leadership, partnering skills and relationships, worldwide infrastructure, research and manufacturing capabilities.

To develop a unique level of understanding of our customers in order to implement operational strategies that provide the greatest value for our customers and stockholders.

AGN Strategic Vision

2002

To be a premier multi-specialty pharmaceutical company and to leverage that position over the long term into larger markets.

- INNOVATION
- SERVING SPECIALIST MARKETS WITH SIGNIFICANT POSITION
- TOP QUARTILE FINANCIAL RETURNS
- GLOBAL LEVERAGE AND OPERATIONAL EXCELLENCE

AGN Strategic Initiatives

INNOVATE IN THE CORE BUSINESS	BROADEN SPECIALTY FOCUS	OPTIMIZE ASSETS
Identify Products and Technology Opportunities Consistent and Complementary to Therapeutic Area Priorities	Identify Products and Technology Opportunities Consistent and Complementary to Therapeutic Area Priorities	
Align R&D Resources with Therapeutic Areas and Focus	Align R&D Resources with Therapeutic Areas and Focus	
	Enhance R&D Competencies Beyond Topicals and Injectables	
	Improve Financial Flexibility	
	Evaluate External Opportunities to Augment the Business Model	
		Refine Resource Allocation and Asset Optimization





To Our Investors

David E.I. Pyott

▷ TRANSFORMATION INTO A HIGH-GROWTH SPECIALTY PHARMACEUTICAL COMPANY

At the beginning of 2002, we announced the spin-off of our optical medical device businesses, the contact lens care and ophthalmic surgical product lines, into a separate, publicly traded company called Advanced Medical Optics, Inc. (AMO). This created the second largest company in the world in the field of optical medical devices and took place in the form of a tax-free distribution to Allergan's stockholders on July 1, 2002. This was the most important event in the history of Allergan since our founding in 1950, and completed our journey on which we embarked five years ago when 50% of the Company's sales were still from optical medical devices, to transform the Company into a focused high-growth, high-innovation specialty pharmaceutical company. We made this momentous decision, as it had become increasingly clear that the pharmaceutical and optical medical device businesses were fundamentally different, in terms of market growth rates, research and development (R&D) intensity, technological know-how, regulatory processes and product life cycles. For AMO, this has enabled an independent management team and Board of Directors to focus on the needs of the optical medical device business and invest appropriately in sales and marketing and new technologies, freed from the constraints of competing for these resources with Allergan's high-growth pharmaceutical businesses. For Allergan, undivided management attention solely on attractive pharmaceutical opportunities has quickly paid dividends.

It is a tribute to the hard work and competence of the Allergan and AMO management teams and associates that the extremely complex global transaction of spinning-off AMO was completed without any negative surprises, on time and below budget and with no service issues for any of our customers. Even during the period of potential confusion immediately prior to the spin-off, the sales growth trajectory of both companies accelerated. Reactions from our ophthalmologist and optometry/optician customers have been universally positive, as they have correctly perceived the advantage of being served by two companies dedicated to their particular product and service needs.

▷ STRONG OPERATING PERFORMANCE

At the time of the spin-off, we set even higher growth aspirations for the mid-term of mid-to-upper teens for sales growth and earnings per share growth in the range of 22% to 25%. For 2002, we have exceeded this goal with sales and profits on a *pro forma* basis growing in excess of 20%. Sales for the pharmaceutical-only businesses grew by 22% in local currencies and earnings per share on a full-year comparable *pro forma* basis, excluding the impact of the AMO spin-off and other one-time items, grew by 27%. Sales of our focus products in local currencies increased particularly dramatically: BOTOX up 43%, LUMIGAN up 245% and TAZORAC up 37%.



Careful attention to detail and strong management of operations are hallmarks of Allergan's success. Further expansion of gross margins to 84.3%, up from 82.7% in 2001, as adjusted for one-time items, for the Allergan pharmaceutical-only businesses, was achieved due to focus on the growth of our highest margin, strategic products and control of our cost of goods in a network of only three manufacturing plants. Since 1997 we have been able to raise gross margins from 64.9% on a combined business basis to 84.3%, as adjusted for one-time items, for the pharmaceutical business alone. We have increased earnings per share in 2002 by over 25% compared to 2001 on a comparable *pro forma* basis, even after heavily investing in the long-term drivers of success in the pharmaceutical industry: R&D and Sales and Marketing. In fact, Allergan has one of the highest Selling, General & Administrative (SG&A) and R&D reinvestment rates in the pharmaceutical industry. Expenditure on R&D, as adjusted for one-time items, for the pharmaceutical-only businesses increased by 22% to $228 million with R&D accounting for 17% of pharmaceutical-only sales. With several important products receiving regulatory approvals from the relevant authorities around the world, namely, BOTOX COSMETIC in the United States and Australia; and LUMIGAN in Europe, Canada, Australia and various Asian countries; we made substantial investments in product launches in 2002. In the United States, we also established a specialist pediatric sales force to detail our existing products to this new group of customers. For these reasons, SG&A expenditures, as adjusted for one-time items, reached a record 43% of sales. We have again leveraged General & Administrative (G&A) expenditures after the spin-off of AMO, which entailed some dis-economies of scale, and finished the year with G&A returning to almost 8% of sales in 2002, as adjusted for one-time items.

Compared to almost all of our specialty pharmaceutical industry peers and large biotechnology companies, Allergan is unique in terms of our leading market positions in specialist markets, global presence and fully integrated, in-house R&D capabilities.

DELIVERING PHARMACEUTICAL INNOVATION TO THE WORLD

▷ BOTOX

Undoubtedly the most important approval of the year was BOTOX COSMETIC by the U.S. FDA on April 15, 2002. This marked the first ever approval for an injectable pharmaceutical and non-topical biologic for cosmetic use. Shortly afterwards we received the same approval for BOTOX COSMETIC in Australia. BOTOX COSMETIC was approved under the trade name of VISTABEL in Switzerland in late 2002 and in early 2003 in France, acting as the Reference Member State under the mutual recognition process in the European Union.

The media coverage around the approval of BOTOX COSMETIC in the United States was intense, making it the second most widely publicized launch in the history of the pharmaceutical industry. Media coverage, in fact, flowed from the United States around the world. The public's interest in BOTOX COSMETIC transcends all continents, cultures, languages and socio-economic classes as self-esteem and the desire to improve one's appearance are universal human needs. The fascination for BOTOX and BOTOX COSMETIC is based on the utility of this potent neuromodulator in potentially more than 100 indications ranging from therapeutic neuromuscular disorders to cosmetic facial aesthetics, its localized treatment effect, and approximately 20 years of safety experience in large patient groups.

Despite the enormous growth and success of BOTOX COSMETIC, there is much more breadth and depth to BOTOX than simply its cosmetic indications. The therapeutic indications for BOTOX, including the treatment for such debilitating maladies as cervical dystonia, juvenile cerebral palsy, strabismus (crossed eyes), and blepharospasm (uncontrollable blinking), account for almost 60% of worldwide sales of the combined BOTOX and BOTOX COSMETIC franchise. Sales relating to therapeutic indications grew over 30% as a group worldwide.

SKIN CARE

In dermatology, Allergan has chosen to focus on the high-growth and high-potential segments of acne and psoriasis and to concentrate on the dermatology markets in the United States and Canada. In this field, thanks to the strong growth of our flagship product, TAZORAC, Allergan recorded the highest in-market growth amongst the major dermatology companies in the United States. In 2002 TAZORAC was, in fact, the third most frequently prescribed product for acne by U.S. dermatologists and was the fastest growing retinoid product.

At the end of the year, we also received approval in the United States and Canada for AVAGE, a new member of the tazarotene family, indicated for the topical treatment of facial fine wrinkling, mottled hypo- and hyper-pigmentation and benign facial lentigines. AVAGE, coupled with our offering of BOTOX COSMETIC and MD FORTE, a physician dispensed line of skincare products, positions Allergan as the premier partner for aesthetically oriented physicians. Looking to the future, Allergan is investing in clinical trials for the use of oral tazarotene in acne and psoriasis, conditions with significant unmet patient needs.

OPHTHALMOLOGY

According to IMS data for the first three quarters of 2002, Allergan was the fastest growing global ophthalmology company in terms of in-market sales, marking further progress in our goal to attain world leadership in this core franchise. We were able to make further market share gains due to the quality and efficacy of our products and our high levels of service to our physicians. Allergan has invested heavily in expanding our sales forces and in 2002, commanded the largest sales force in the world dedicated to ophthalmologists. Furthermore, we had the largest ophthalmology sales force in North America, Europe, Latin America and Asia, outside Japan. We are also proud that our customers rated Allergan as the best sales force in the United States for the fifth straight year. We enjoyed successes particularly in the segments of glaucoma and artificial tears.

In the important field of glaucoma, Allergan offers two very significant products to ophthalmologists around the world: ALPHAGAN and LUMIGAN. ALPHAGAN is today the second largest glaucoma product in the world. LUMIGAN, which was launched in the U.S. in 2001 and in 2002 in Europe, Canada and certain Asian countries, achieved $123 million in sales in its first full year of commercialization and has excellent potential. In a multi-center study, comparing LUMIGAN against the world's currently best selling glaucoma medication, it was shown that LUMIGAN had better intraocular pressure lowering at every study visit and every time point during the day. ALPHAGAN P, a superior version of the original ALPHAGAN, was received extremely favorably by ophthalmologists from the day of its launch in the United States, thanks to a reduced incidence of ocular allergy whilst offering comparable efficacy. During 2002 ALPHAGAN P was approved in many Latin American countries, and we are pursuing registration in other countries around the world.

At the end of the year, we entered into a settlement of patent disputes in the United States and Europe with Pharmacia Corporation regarding LUMIGAN and agreed to pay $120 million and royalties on future sales of LUMIGAN. Whilst we continue to feel very strongly about the correctness of our legal position as it relates to the non-infringement of Pharmacia's patents, and the uniqueness of our compound LUMIGAN and its potent intraocular pressure lowering properties, this was a pragmatic conclusion of major litigation where the outcome would have been decided by jury trial. The cash payment did not materially impact our liquidity and we were able to avoid years of costly litigation around the world. With this patent dispute behind us, we can now dedicate our full efforts to ensuring the success of LUMIGAN in the marketplace.

In the area of artificial tears, our broad product line, led by the REFRESH family of products, enjoyed a double digit increase in sales and further market share gains. REFRESH ENDURA, a breakthrough emulsion formulation, was launched in the United States. At the end of the year, we were delighted to receive FDA approval for RESTASIS, the first pharmaceutical in the world to treat the underlying causes of dry eye symptoms. Allergan, as the clear market leader in artificial tears in the world outside Japan, is excellently positioned to market this unique product.

2002 was a year of momentous change for Allergan

As a full-line supplier of ophthalmic pharmaceuticals, we are tremendously excited about our business prospects in 2003 as we have many new products that have been recently approved or are in final product registration. In the first half of 2003, we hope to introduce a powerful ophthalmic anti-infective, gatifloxacin, which will be the first 4th generation fluoroquinolone in the market, as well as an improved version of our non-steroidal anti-inflammatory, ACULAR, which is the leading product in its class worldwide. In 2003 we expect the approval of epinastine, an ocular antihistamine in both Europe and the United States.

OUTLOOK FOR 2003

As a streamlined mid-sized pharmaceutical company, with only three manufacturing plants and a tight network of four global R&D centers, focused only on specialty areas, we look to the future with great optimism. In 2003 we have many opportunities as we launch a stream of new products from our R&D pipeline. Turnover amongst our employees, and especially in the ranks of management, has been low due to the entrepreneurial culture of the company and the ability of individuals, up and down the organization, to take responsibility and to make a difference, both to the Company and, most importantly, to patients.

We continue to make major commitments to R&D, having increased our staff of scientists by 48% since 1997. During 2002 we dedicated a new R&D facility in the south of France and are currently constructing a major new R&D building in Irvine, California, costing about $75 million. This will address our expansion plans and space requirements over the coming five years. Historically, Allergan's expertise lay in the development of topical pharmaceuticals for ophthalmology and dermatology. In recent years, with the great importance of BOTOX, we have significantly built up our expertise in all aspects of biologicals from process development to quality assurance to manufacturing. As we draw upon our scientific discovery platforms and our ambitions turn to new and larger opportunities, we are building up new competencies in the design and clinical investigation of oral drugs. Such examples are oral tazarotene for psoriasis and acne, and memantine, the first oral approach to the treatment of glaucoma. In the coming years we see a convergence of interests in various fields of neurology as BOTOX is used in more and more neurological conditions, and we develop new approaches for the treatment of glaucoma, which is in its essence a neuro-degenerative disorder.

As we weigh our opportunities for growth and strive to establish Allergan as the very best company in the field of specialty pharmaceuticals, we are fortunate that Allergan generates strong free cash flow and has a strong balance sheet. Taking advantage of the current low interest rates at the end of 2002, we placed a new convertible bond offering, raising $500 million and then retired a substantial portion of a higher cost convertible bond issued in 2000. In addition, the Company renewed its primary credit line for a five-year term and put in place a new medium-term note program. These activities have significantly improved Allergan's liquidity and most likely moved any significant financing related requirements out to the end of 2007.

With heightened scrutiny of public Boards of Directors and many new regulations, we have conducted rigorous reviews of the charters of our Board and its committees and every member of our Board has engaged in questioning our practices, agenda and interaction. In fact, in a recent Institutional Shareholder Services (ISS) study on Boards and Corporate Governance, Allergan outperformed approximately 85% of the companies in the S&P 500. We are pleased that our governance practices have always been very strong and we will continue to foster a culture dedicated to full compliance with all regulations issued by the SEC and other governmental bodies. We will furthermore strive to improve the workings of our Board from year to year.

2002 was a year of momentous change for Allergan. We not only executed the changes quickly and efficiently – never losing sight of our mission to serve our customers and patients – but we again produced strong operating results. This is a tribute to the quality and dedication of our employees all around the world and a testament to our ability to rise to a challenge. The Board of Directors and I wish to thank and recognize the great contributions of so many individual employees.

David E. I. Pyott
Chairman of the Board, President and Chief Executive Officer

Allergan augments its internal research and development efforts with industrial and academic collaborations

▷ Allergan continues to be committed to research and development focused on innovative new products that address unmet medical needs in specialty markets. Over time, Allergan has added additional core competencies to its expertise in developing topical treatments for diseases of the eye and skin, with the addition of a world-class team of researchers in the area of biologics. Further investment is being made for the development of oral medications related to our world class retinoid, alpha agonist and sodium channel blocker programs. To meet the needs of a 48% increase in the number of research and development employees over the last five years and to handle the Company's future needs, a new R&D building, costing approximately $75 million, is under construction and expected to be completed in 2004.

Allergan's fully integrated in-house research and development capabilities are unique among its specialty pharmaceutical and large biotech peers. In the last five years, Allergan has increased its investment in R&D by over $100 million, dedicating approximately 20 percent of its research investment to the discovery of new compounds. Allergan facilitates global drug approvals with a coordinated development network that has centers in the United Kingdom, France and Japan, in addition to Irvine, California. The Company has embarked on a new era by expanding its development efforts into disease areas with larger market opportunities, which may require additional levels of complexity in clinical study design. Allergan augments its internal research and development efforts with industrial and academic collaborations and the in-licensing of compounds at various stages of clinical development. At year end, the Company employed approximately 1,000 research and development personnel.

Allergan's strategy has been to expand its leadership role in the science of neuromodulators, develop new potential compounds for sight-threatening diseases like glaucoma and age-related macular degeneration and build on its leadership position in therapeutic dry eye products. Allergan is also focusing on the more severe end of the spectrum of the dermatological diseases of acne and psoriasis with oral tazarotene.



▷ GLAUCOMA

Glaucoma, which is the world's second leading cause of blindness, is characterized by a slow progressive loss of visual function related to damage of the optic nerve. The current medications on the market are approved to treat elevated intraocular pressure (IOP), which is the major risk factor for this disease, not the neuro-degenerative disorder, which is the root cause of the disease. Allergan continues to work on improved agents for lowering intraocular pressure as well as drugs that may directly protect the optic nerve.

Allergan has shown in laboratory studies that ALPHAGAN and other alpha-2 receptor agonists upregulate cell survival resulting in neuroprotection of retinal ganglion cells, the cells that die selectively in glaucoma.

Allergan is exploring another approach to neuroprotection of the retinal ganglion cells with memantine. In laboratory studies, memantine, an antagonist of the N-methyl-D-aspartate (NMDA) type of glutamate receptor, has been shown to block glutamate's ability to activate the NMDA receptor and protect retinal ganglion cells from dying. Enrollment of over 2,000 patients in a pioneering memantine Phase III program is now complete. These studies will evaluate memantine's ability to prevent vision loss in glaucoma patients and could take three to five years to complete since visual function is the end point and vision is lost slowly over many years. This is the longest and most expensive clinical study in the history of ophthalmology. If proven to work, memantine would be the first and only oral medication that directly protects the optic nerve in the treatment of glaucoma.

▷ DRY EYE

At the end of 2002, with much anticipation from patients who suffer from dry eye disease, the FDA approved RESTASIS (cyclosporine ophthalmic emulsion, 0.05%), the first and only therapy for patients with keratoconjunctivitis sicca (KCS), whose tear production is presumed to be suppressed due to ocular inflammation. Until now, physicians have been limited to using lubricating tears as a sub-optimal way to treat this severely debilitating disease.

Tears are secreted by the lacrimal and accessory glands and perform vital functions in the eye such as lubrication of the eyelids and surface of the eye, defense against bacteria, and flushing away foreign particles.

Dry eye disease is a painful and irritating condition involving abnormalities and deficiencies in the tear film initiated by a variety of causes. Moderate-to-severe dry eye can be associated with or can lead to inflammation and may result in serious damage to the ocular surface. The incidence increases markedly with age and after menopause in women and in people with systemic diseases such as Sjögren's syndrome, rheumatoid arthritis, lupus and diabetes.

During 2002, a Phase II study evaluating a topical formulation of androgen for KCS was fully enrolled. Rounding out our leadership position in dry eye treatments is our collaboration with Inspire Pharmaceuticals for INS365, a novel tear stimulating agent in Phase III development.

▷ RETINAL DISEASE

Age-related macular degeneration (ARMD) is the leading cause of blindness in people over the age of 50. Each year, approximately 10% of the estimated 13 million people with macular degeneration will suffer severe central vision loss due to the wet or advanced form of ARMD. Allergan is developing several novel approaches for the treatment of this devastating disease. One program focuses on identifying small molecule inhibitors of growth factor signaling, tyrosine kinase inhibitors. Another is a collaborative effort with EntreMed, Inc. to develop Panzem (2-methoxyestradiol), a small molecule angiogenic inhibitor used to block abnormal blood vessel formation in the back of the eye. A key part of this alliance will be the combination of Panzem with Oculex Pharmaceuticals' novel drug delivery technology to provide localized administration of Panzem to the back of the eye. These programs are still in pre-clinical development, but Allergan is committed to rapidly moving these technologies into early human testing.

▷ OTHER EYE CARE

Allergan continued to support its long-term commitment to eye care by filing three new drug applications for topical products with the FDA in 2002: topical gatifloxicin, a fourth generation fluoroquinilone anti-infective for bacterial conjunctivitis; topical epinastine, an ocular antihistamine; and a line extension for Allergan's leading non-steroidal anti-inflammatory ketorolac. These round out the Company's strategy to provide a full range of best-in-class ophthalmic medications.

Allergan continued to file new drug applications around the world in 2002, enhancing its promising pipeline of innovative products in specialty markets

▷ NEUROMODULATORS

Allergan continued to invest heavily to maintain its global leadership position in the research and development of neuromodulators, primarily BOTOX. Allergan's strategy is focused on both expanding the approved indications for the current product, BOTOX, and pursuing new neuromodulator-based therapeutics. In the last few years, Allergan has significantly increased its investment in the areas of biologic process development and manufacturing.

Major new approvals for BOTOX in 2002 included the treatment of hyperhidrosis in the United Kingdom, and approval for the treatment of glabellar lines (brow furrow) in the United States and Australia. Additionally, a broad Phase II program for headache is being conducted at multiple centers around the world. Fourteen research papers by independent organizations on the use of BOTOX in headaches, ranging from tension and episodic to chronic daily headaches, were presented at the American Headache Society meeting in 2002.

The knowledge gained from the extensive research into the mechanism of action of botulinum toxins puts Allergan's world class team of basic researchers, biologics product developers and clinicians in a unique position to design new biologics to complement BOTOX in the marketplace. Allergan is utilizing its long experience with BOTOX to identify next generation therapeutics to support its goal of leadership in the area of neuromodulation. Allergan plans to continue to invest aggressively in the development of its biologics capabilities.

▷ SKIN CARE

The skin care pipeline is a reflection of Allergan's internationally renowned retinoid technology. An oral formulation of tazarotene, a receptor-selective retinoid agonist, for the treatment of severe psoriasis is in Phase III development. Phase II studies for oral tazarotene in severe acne also are complete. The clinical data from our Phase II trial in moderate to severe psoriasis is extremely exciting versus other approved retinoids. Coupled with a short half life in the body and a good side effect profile, oral tazarotene looks promising. Additionally, the size of the acne market for the leading oral retinoid is substantial at over $800 million in 2002. Allergan is embarking on a large, comprehensive Phase III study directly comparing oral tazarotene to the current market leader.

In 2002, Allergan entered into a research collaboration and license agreement with Peplin Biotech Ltd. for the right to develop and commercialize PEP005 for the topical treatment for non-melanoma skin cancer and actinic keratosis. This novel small molecule has shown early promise in the treatment of a wide range of human cancers, including non-melanoma and other skin cancers. These results were from both pre-clinical studies and a small open-label human proof of principle clinical study.

▷ NEW TECHNOLOGIES

Allergan's strategy in discovery has been to leverage its technology platforms of alpha adrenergics, neuromodulators, lipids, retinoids and tyrosine kinase inhibitors into new therapeutic areas. With full access to discovery tools, such as genomics, high-throughput screening and compound libraries through its collaborations with Acadia Pharmaceuticals, Discovery Partners and ExonHit Therapeutics, Allergan has augmented its fully integrated research and development capabilities.

Allergan's scientists, in collaboration with Acadia Pharmaceuticals, are expanding their investigation for the use of receptor-selective alpha-2 agonists for the treatment of neuropathic pain. Additional applications under investigation for the alpha adrenergics include spasticity and lowering intraocular pressure.

The Company's receptor-selective retinoid technology has potential use in many therapeutic areas including cancer, diabetes, dyslipidemia, cholesterol absorption and bone disease.

Allergan's extensive program in the development of neuromodulators includes further expansion of the cosmetic use and additional applications for use in the treatment of headache and smooth muscle disorders. In collaboration with the Centre for Applied Microbiology & Research (CAMR), Allergan is also focused on engineering neuromodulators to treat severe pain.

The small molecule discovery platform shows that tyrosine kinase inhibitors may hold promise in the treatment of retinal disease and cancer. If these discovery platforms move the Company into areas that are no longer specialist markets, out-licensing and partnering the technology may be an attractive option.

Allergan continued to file new drug applications around the world in 2002, enhancing its promising pipeline of innovative products in specialty markets. The numerous filings are the result of years of very focused research and development.

AGN Technology Pipeline

2002

OPHTHALMIC PHARMACEUTICALS

Product	Disease Target	Technology Alliances	Stage of Development: Early	Late	Filed	Approved
ACULAR Reformulation	Allergy		•	•	•	
ALPHAGAN P (Europe)	Glaucoma		•	•		
ALPHAGAN/Timolol Combination* (Europe)	Glaucoma		•	•		
ALPHAGAN/Timolol Combination* (U.S.)	Glaucoma		•	•	•	
LUMIGAN (Japan)	Glaucoma		•	•		
LUMIGAN/Timolol Combination (U.S./Europe)	Glaucoma		•	•		
Memantine Oral*	Glaucoma/Neuroprotection	Merz + Co. GmbH & Co./ Children's Hospital, Harvard	•	•		
Androgen Tear*(U.S./Europe)	Dry Eye	Schiepens Eye Institute/Harvard	•			
INS365	Dry Eye	Inspire Pharmaceuticals, Inc.	•	•		
RESTASIS (U.S./Europe)	Dry Eye	Novartis/University of Georgia Research Foundation, Inc.	•	•	•	• (U.S.)
Vitrase	Severe Vitreous Hemorrhage	ISTA Pharmaceuticals	•	•	•	
Epinastine (Europe)	Allergy	Boehringer Ingelheim	•	•	•	
Epinastine (U.S.)	Allergy	Boehringer Ingelheim	•	•	•	
Gatifloxacin (U.S.)	Anti-infectives: Bacterial Conjunctivitis	Kyorin Pharmaceutical Co., Ltd.	•	•	•	
Tazarotene Prolifrative Vitreal Retinopathy (U.S.)	Drug Delivery	Oculex	•			
REFRESH ENDURA (Europe)	Dry Eye		•	•		
REFRESH TEARS (Japan)	Dry Eye		•	•	•	

Health care product development is an uncertain process. Products reach market only after meeting specific criteria for efficacy and safety. There can be no assurance that any product undergoing clinical trials or pending regulatory approvals will be marketed.

This pharmaceutical pipeline includes products developed by Allergan and products for which Allergan has marketing rights.

* *These compounds and projects are owned by Bardeen Sciences Company. Allergan has certain commercialization rights regarding these compounds, and possesses an option under certain circumstances to acquire Bardeen. Bardeen has contracted with Allergan to perform certain research and development services regarding the compounds, although it has the right at any time to select another research and development services provider.*

	Product	Disease Target	Technology Alliances	Early	Late	Filed	Approved
NEUROMODULATORS	BOTOX	Glabellar Lines (Japan)		•	•		
	BOTOX	Hyperhidrosis (U.S.)		•	•		
	BOTOX	Hyperhidrosis (Europe)		•	•	•	
	BOTOX	Headache		•			
	BOTOX	Adult Spasticity (U.S.)		•	•		
	BOTOX	Adult Spasticity (Japan)		•			
	VISTABEL	Glabellar Lines (Europe)		•	•	•	•
SKIN CARE	Tazarotene Oral*	Severe Acne		•	•		
	Tazarotene Oral	Severe Psoriasis		•	•		

(Stage of Development: Early / Late / Filed / Approved)

AGN Collaborations 2002

	Product	Disease Target	Company Alliances
TECHNOLOGY COLLABORATIONS	Alpha Agonists	Glaucoma/Neuropathic Pain	Acadia Pharmaceuticals, Inc.
	Muscarinics	Glaucoma	Acadia Pharmaceuticals, Inc.
	Compound Screening Library	General R&D	Discovery Partners
	Neuromodulators	Pain	Centre for Applied Microbiology & Research (CAMR)
	Panzem	Age Related Macular Degeneration (ARMD)	EntreMed, Inc.
COMMERCIAL COLLABORATIONS	ALOCRIL	Allergy	Procter & Gamble Pharmaceuticals, Inc. – General Practitioners (Canada)
	TAZORAC *Gel and Cream*	Psoriasis and Acne	Procter & Gamble Pharmaceuticals, Inc. – General Practitioners (U.S./Canada)
	ZORAC Gel	Psoriasis and Acne	Pierre Fabre Dermatologie (Europe)


AGN
Ophthalmic Pharmaceuticals
2002
ALLER
NDC 0023-9
LUMIGAN

▷ Allergan has a long history in the discovery and development of new therapeutic agents for eye diseases. Today, the Company provides a full line of eye care pharmaceutical products for a wide range of ocular conditions, including glaucoma, ocular infection, inflammation and ocular allergies and dry eye. These high quality products are detailed to physicians by the largest ophthalmology sales force in the world and are available in over 100 countries.

The global market for eye care pharmaceuticals is growing at an annual rate of 9% and amounted to approximately $6.0 billion in 2002. With our leadership positions in a broad range of ophthalmic categories, Allergan's 2002 global sales of ophthalmic pharmaceutical products were approximately $827 million, an increase of 12.7%, excluding small divested products, in constant currency over the prior year. According to IMS in-market data for the first three quarters of 2002, Allergan's sales increased 15%, which made Allergan the fastest growing ophthalmology company in the world. Global market share increased from 12.9% to 13.7%, marking another step in our goal of attaining global leadership.

Allergan's growth was driven by a combination of strong sales and marketing capabilities and pioneering products, with particular success being achieved in the fields of glaucoma and dry eye. Glaucoma product sales are on a significant upswing due to the launch of LUMIGAN in Europe, Canada and certain Asian countries as well as further market share gains in the United States and Latin America where the product was launched in 2001. Sales of artificial tears for dry eye were also strong due to further growth in our broad range of REFRESH brand products and the successful introduction of new products such as REFRESH LIQUIGEL and REFRESH ENDURA.



The No. 1 non-steroidal anti-inflammatory (NSAID) worldwide and used for a range of conditions including allergy, photophobia, post-surgical pain and post-surgical inflammation.



A fast acting mast cell stabilizer approved to treat the itch associated with ocular allergy.



Indicated for use in patients with conjunctivitis and corneal ulcers and the No. 1 anti-infective prescribed by ophthalmologists in the U.S. (marketed as EXOCIN in Europe).



ARTIFICIAL TEARS

Artificial tear products for various needs led by the REFRESH brand which includes: REFRESH PLUS, the No. 1 unit dose product worldwide; REFRESH TEARS, the No. 1 multi-dose product in the U.S.; REFRESH PM, for overnight relief of dry eye; REFRESH CONTACTS, relief from dryness and irritation for contact lens wearers; REFRESH LIQUIGEL, a unique extra strength formula containing one of the most effective lubricant and preservative systems, combining the strength of a gel with the convenience of a liquid eye drop; and REFRESH ENDURA, the first lubricant eye drop for dry eye that treats all three layers of the tear film. Additionally, Allergan markets CELLUVISC, the product most often recommended for severe dry eye. Other products marketed throughout the world include the lubricants LIQUIFILM, CELLUFRESH, LACRI-LUBE and the decongestant LERIN.



The first alpha-2 agonist approved for the long-term treatment of elevated intraocular pressure (IOP) in patients with glaucoma and ocular hypertension. ALPHAGAN is the second largest product in glaucoma.



Preserved with PURITE. A new formulation containing brimonidine tartrate, a relatively selective alpha-2 agonist, which is the same active ingredient in ALPHAGAN. ALPHAGAN P is indicated for the lowering of IOP and is comparable in efficacy to ALPHAGAN with lower rates of ocular allergy.



The first synthetic prostamide analog and an important component in the Company's growing position as a leader in glaucoma management. It is indicated for the reduction of elevated IOP in patients with open-angle glaucoma or ocular hypertension who are intolerant of other IOP-lowering medications or insufficiently responsive (failed to achieve target IOP determined after multiple measures over time) to another IOP-lowering medication.



The first and only treatment for increasing tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation. RESTASIS is the only therapeutic option on the market for people with dry eye disease that goes beyond providing temporary relief for the dryness of DED and also treats the associated ocular inflammation, an underlying cause of the condition.


Ophthalmic Pharmaceuticals | $827.3
2002 GLOBAL SALES (in millions of dollars)
$455.8 | OTHER
Including: ACULAR, ALOCRIL, OCUFLOX and REFRESH
$248.5 | THE ALPHAGAN FRANCHISE
$123.0 | LUMIGAN

In an effort to provide excellent service to physicians, Allergan invests considerably in clinical studies and sales force training. For the fifth year in a row, the Allergan sales force has been ranked No. 1 in the U.S. by ophthalmologists in an independent suvey, in terms of service and product knowledge. In addition to quality and training of representatives, Allergan also deploys the largest sales force dedicated to ophthalmology in each region of the world: North America, Europe, Latin America and Asia, outside of Japan.

▷ GLAUCOMA

Glaucoma is the world's second leading cause of blindness, characterized by a slow, progressive loss of visual function due to damage to the optic nerve. Elevated intraocular pressure (IOP) is a major risk factor for this disease. It is estimated that over 60 million people worldwide have glaucoma, making it the largest segment of the eye care pharmaceutical market with 2002 annual revenues of approximately $2.6 billion and a market growth rate of approximately 11%.

Many studies demonstrate that LUMIGAN (bimatoprost ophthalmic solution, 0.03%) is the most effective agent for achieving lower IOP. In a recent edition of the American Journal of Ophthalmology, a multi-center study comparing LUMIGAN to Xalatan (the most widely used glaucoma medication) showed that LUMIGAN lowered IOP statistically more significantly than Xalatan at every study visit and every time point measured.

LUMIGAN has steadily gained U.S. market share to reach 9.3% dollar share by the end of January 2003, according to Verispan. Driven by market share gains in the U.S. and Latin America as well as the successful launch in 2002 in Europe, Canada, India and certain other Asian countries, LUMIGAN global sales for 2002 were $123 million. LUMIGAN, unique in its own class known as prostamides, is the No. 2 glaucoma medication worldwide in the broader category of prostaglandins, prostaglandin analogues and prostamides.

ALPHAGAN is currently the 2nd largest glaucoma product in value in the United States and also in the world. Allergan is fortunate to be able to offer two world class glaucoma drugs, LUMIGAN and ALPHAGAN, as well as some older products such as BETAGAN and VISTAGAN, both beta-blockers, and PROPINE, dipivefrin, a pro-drug of epinephrine. With the global launch of LUMIGAN, which has the potential to be the "best in class" drug to lower IOP, ophthalmologists in clinical practice are increasingly using LUMIGAN as their first agent of choice. ALPHAGAN increasingly is being prescribed by ophthalmologists as adjunctive therapy, that is, in addition to another medication such as a prostaglandin, prostamide or beta-blocker. For this reason, sales of ALPHAGAN have been marginally impacted by the introduction of LUMIGAN. In the United States, a new and improved version of ALPHAGAN, known as ALPHAGAN P (brimonidine tartrate ophthalmic solution 0.15%) preserved with PURITE, was introduced in late 2001. In the registration studies for the FDA, ALPHAGAN P demonstrated comparable efficacy to ALPHAGAN with 41% less incidence of ocular allergy. This new formulation was received enthusiastically by the U.S. ophthalmology community due to its improved side effect profile, and the benefits of PURITE that offer advantages in terms of ocular surface health. Allergan discontinued the sale of the original ALPHAGAN in the U.S. mid-year. ALPHAGAN P was also successfully launched in Brazil and is about to be launched in many other Latin American and Asian markets. Work is being conducted to also register the product in Europe.

In 2002, ALPHAGAN and ALPHAGAN P sales of $248 million decreased 1% at constant currency versus the prior year. We believe this was due to a marginal impact from the launch of LUMIGAN and the reduction in inventory, in the United States in pharmacies and wholesalers, associated with the discontinuation of sales of the original ALPHAGAN.

Due to the introduction of LUMIGAN and the continuing success of ALPHAGAN, Allergan's total glaucoma franchise grew by 25% over the prior year at constant currency. In a world market growing at a rate of 11%, Allergan recorded the fastest growth of any company according to IMS data for the first 9 months of 2002, capturing 16% of the worldwide glaucoma market.




Restasis
NDC 0023-9163-32
32 Single-Use Vials (0.4 mL each)

ARTIFICIAL TEARS

Allergan is the clear market leader around the world, outside of Japan, in the lubricating tears market, which was estimated in 2002 to be approximately $500 million in annual sales and is growing at an annual rate of 9%. While consumers in countries such as the U.S. and Canada can purchase artificial tears at retail, many other countries require artificial tears to be prescribed by physicians and are reimbursed by the public health care system. It is estimated that over 60 million people worldwide use lubricating tears. With its leading brand of artificial tears REFRESH and its broad range of other tears products such as LIQUIFILM, CELLUVISC, CELLUFRESH and LACRI-LUBE around the world, Allergan has 21% share of this global market and is the clear market leader outside Japan.

During the year, Allergan introduced REFRESH ENDURA, a breakthrough emulsion formulation with a unique mechanism of action, to its tear line. REFRESH ENDURA acts on all three tear layers (lipid layer, aqueous layer and mucin layer) to provide relief of dry eye symptoms. In addition, the extensive REFRESH product line includes REFRESH PLUS, the leading unit dose tear; REFRESH TEARS, the number one multi-dose product; REFRESH PM for overnight relief of dry eye; and REFRESH LIQUIGEL which combines the strength of a gel with the convenience of a liquid eye drop. Additionally, Allergan has CELLUVISC, the non-prescription product most often recommended for severe dry eye and RELIEF, fast redness relief plus dry eye protection, as well as other tear products.

THERAPEUTIC DRY EYE

In late 2002, Allergan received U.S. FDA approval for RESTASIS (cyclosporine ophthalmic emulsion 0.05%), the first and only treatment for increasing tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation. Millions of people afflicted with painfully dry eyes will now find comfort in a new kind of eye drop that goes beyond just alleviating the dryness, but treats the underlying cause of the condition.

Dry eye disease (DED), also known as keratoconjunctivitis sicca (KCS), is a painful and irritating condition involving abnormalities and deficiencies in the tear film initiated by a variety of causes. Moderate-to-severe dry eye can be associated with or can lead to inflammation and may result in serious damage to the ocular surface. The incidence increases markedly with age and after menopause in women and in people with systemic diseases such as Sjögren's syndrome, rheumatoid arthritis, diabetes and lupus.

RESTASIS is the only therapeutic option on the market for people with dry eye disease that goes beyond providing temporary relief for the dryness of DED and also treats the associated ocular inflammation, an underlying cause of the condition. Until now, doctors could only help patients temporarily alleviate symptoms with lubricating tears. Tears are secreted by the lacrimal and accessory glands and perform vital functions in the eye such as lubrication of the eyelids and

Millions of people afflicted with painfully dry eyes will now find comfort in RESTASIS, a new kind of eye drop that goes beyond just alleviating the dryness

surface of the eye, defense against bacteria, and flushing away foreign particles. RESTASIS demonstrated statistically significant and clinically relevant increases in Schirmer wetting versus vehicle at six months. The Schirmer test measures the amount of tears produced in the eye. Data from these trials showed a significant improvement from severe tear deficiency to a normal range of tear production.

It is estimated that approximately one million people in the U.S. suffer from moderate-to-severe dry eye disease. Given the large number of individuals suffering from ocular surface disease and the significant unmet medical need, it is believed that this new therapeutic segment of the dry eye disease market could grow to be as large as $300 to $500 million over the next three to five years. Allergan, as the global leader in lubricating tears, is well positioned to build this category as the first to market with a therapeutic option for the treatment of dry eye. Allergan also intends to build on its breakthrough innovation with RESTASIS by introducing other innovative therapeutic dry eye solutions. Allergan has a collaboration with Inspire Pharmaceuticals, whose INS365 compound acts directly on ocular tissues to increase the production of natural tear components, including water, mucin and lipids. The two products are highly complementary as RESTASIS treats the underlying inflammatory disease while INS365 addresses the irritative component of dry eye by increasing lubrication.

▷ OCULAR INFLAMMATION, INFECTION AND ALLERGY

The global markets in 2002 for ocular therapeutic products to treat inflammation, infection and allergy amounted to just over $1.4 billion and are growing at rates of 3%, 5% and 12%, respectively.

Allergan's OCUFLOX (ofloxacin ophthalmic solution 0.3%) has 33% market share and is the leading ocular anti-infective prescribed by ophthalmologists in the United States for the treatment of bacterial conjunctivitis. ACULAR (ketorolac tromethamine ophthalmic solution 0,5%), prescribed for use before and after cataract and refractive surgeries, continues to be the number one prescribed non-steroidal anti-inflammatory (NSAID), with a U.S. market share of 72%. Acular is also the No. 1 NSAID globally. In the very competitive ocular allergy marketplace, the U.S. market share of ALOCRIL (nedocromil sodium, 2%) increased to 7% of the U.S. market.

Allergan continues its efforts to be innovative in the eye care market and strives to offer a full range of products for ocular health. In 2002, Allergan filed a reformulation with the FDA for ACULAR as well as topical gatifloxacin, a fourth generation fluoroquinilone anti-infective for bacterial conjunctivitis. In addition, Allergan filed epinastine, an ocular anti-histamine for the prevention of symptoms of allergic conjunctivitis in the U.S. and received approval in Sweden. Sweden will act as the reference Member State for the mutual recognition procedure in Europe. Epinastine will complement ALOCRIL, a mast cell stabilizer that is currently marketed in the Americas, and fill a gap in Allergan's full portfolio of products in Europe and Asia.

▷ OUTLOOK

In the future, we believe that retinal diseases such as age-related macular degeneration (ARMD) are the next major area of need to be addressed by research efforts. Allergan's overall investment in research and development encompasses different approaches for treating retinal diseases, as well as a novel approach to directly protect the optic nerve in treating glaucoma, various compounds for the treatment of dry eye disease and numerous other ophthalmic compounds.

With our strong sales and marketing capabilities, the success of our currently marketed products, a stream of innovative products expected to be launched in 2003 and a comprehensive ophthalmic research and development pipeline, Allergan is well positioned to build on its leadership in the worldwide ophthalmic market.


AGN
BOTOX/Neurom
2002

▷ THE MAGIC AND MIRACLE OF BOTOX

When the first patients suffering from crossed-eyes received injections of botulinum toxin type A in the late 1970s, no one could have imagined the vast numbers of people who would experience the dramatic relief from debilitating therapeutic disorders or the multitude of potential uses for BOTOX therapy.

The uses of BOTOX (botulinum toxin type A) continue to expand significantly as scientists and physicians recognize its outstanding safety profile and broad applicability. BOTOX therapy is widely accepted in many regions around the world as the standard for indications ranging from therapeutic neuromuscular disorders and related pain to cosmetic facial aesthetics. BOTOX therapy also carries the unique distinction of being the only product of its kind with over 20 years experience in development and successful clinical practice in over a million people worldwide.

Marketed as BOTOX, BOTOX COSMETIC or VISTABEL depending on the indication and country of approval, Allergan has successfully expanded the product's regulatory approvals worldwide. The BOTOX product is currently approved in over 70 countries for a broad range of indications, and there are an ever growing number of filings around the world for new indications such as adult spasticity, hyperhidrosis and facial aesthetics.

In 2002, BOTOX therapy cemented its international leadership position with global revenue of approximately $440 million, an increase of 43% in constant currency over 2001. BOTOX therapy remains unsurpassed, enjoying an estimated 89% global market share. In the United States, BOTOX enjoyed a commanding 95% market share for the year in the field of injectable neuromodulators.







The most widely used botulinum toxin product in the world and the foundation for Allergan's global leadership in neuromodulator therapy. As the primary treatment for many focal movement disorders since the mid-1980s, indications for BOTOX have expanded worldwide as scientists and physicians recognize its broad applicability.

- Adult Post-Stroke Spasticity (increased rigidity in a group of muscles, causing stiffness and restriction of movement)
- Blepharospasm (uncontrollable blinking)
- Cervical Dystonia (painful neck spasm)
- Facial Aesthetics (glabellar lines / brow furrow)
- Hemifacial Spasm (involuntary contraction of facial muscles)
- Hyperhidrosis (excessive sweating)
- Juvenile Cerebral Palsy (muscles of one or more limbs are permanently contracted and stiff making normal movement difficult in children)
- Strabismus (crossed eyes)

BOTOX product line | $439.7

2002 GLOBAL SALES (in millions of dollars)


APPROXIMATELY 60% | THERAPEUTIC SALES
APPROXIMATELY 40% | COSMETIC SALES

The prospects for strong BOTOX growth remain exceptional. With over $175 million invested in research and development over the last three years, Allergan has demonstrated its commitment to delivering new products and therapies.

▷ *AESTHETICS*

In 2002, Allergan embarked on a unique course for the pharmaceutical industry. BOTOX COSMETIC was approved and launched in the United States, the first injectable pharmaceutical and non-topical biologic ever approved for cosmetic use. The media coverage of the approval for BOTOX COSMETIC in the United States was immense, making it the second-most widely *publicized launch in the* history of the pharmaceutical industry. This was even more remarkable considering that BOTOX had been on the market for over 10 years. Interest in BOTOX COSMETIC is a testament to the work of Allergan's dedicated research and development team, that remains driven to obtain approval for this treatment worldwide.

This new approval was supported by an intense marketing effort to illustrate the benefits of *BOTOX COSMETIC, led by a robust consumer-driven campaign,* including television commercials and print advertising. The goal was to educate our target consumers about BOTOX COSMETIC and provide awareness of this simple and quick treatment that smoothes deep, persistent lines between the brow that develop over time. Finally, a bridge was built between interested consumers and well trained, experienced physicians through branded 800 numbers and Web sites such as www.botoxcosmetic.com. For the BOTOX COSMETIC television commercial in the United States, Allergan received a prestigious Silver Award from Direct to Consumer Perspectives, as one of the best pharmaceutical advertising campaigns in 2002.

The focus of the BOTOX COSMETIC marketing campaign was not aimed exclusively at the consumer. As part of the promotion in North America, aesthetic specialty physicians, primarily dermatologists, plastic surgeons and ophthalmologists with aesthetically oriented practices, were offered the opportunity to meet a skilled team of aesthetic consultant representatives dedicated to improving and developing their cosmetic practices. This focused marketing campaign, along with the Allergan skin care sales team, brought physicians *enhanced customer service,* which included business development opportunities and best practice guidelines.

Although hundreds of thousands of people in the United States have safely and effectively received BOTOX COSMETIC treatments, the enthusiasm for this indication was not contained to North America. BOTOX is a product with universal appeal. The use of BOTOX, BOTOX COSMETIC, or VISTABEL, depending on the country of approval, has consistently grown to become a key product in facial aesthetics for physicians and consumers alike. Known as BOTOX COSMETIC in North America, the same product was approved in Switzerland in late 2002 and in France in early 2003 under the name VISTABEL. With France serving as the Reference Member State in the Mutual Recognition Process in Europe, VISTABEL is expected to roll out in other European countries throughout 2003. During 2002, BOTOX was approved for glabellar lines in Australia, Poland and Singapore. Approvals for the treatment of glabellar lines increased to 19 countries by early 2003 with applications pending in other countries throughout the world.

▷ NEUROLOGY AND REHABILITATIVE MEDICINE

The expanding clinical uses of the BOTOX product are due to the same properties that made it beneficial for the very first patients: effective, localized treatment coupled with an excellent safety profile. These same properties also differentiate BOTOX from any other product on the market. No other botulinum toxin product can match the safety profile, the long-term history, and the amount of extensive published research on the efficacy of BOTOX.

The product support and specialization of the sales forces also differentiates the BOTOX business from any of its competitors. These teams provide assistance to physicians through knowledgeable field consultants, state-of-the-art reimbursement support and expert field-based medical scientific services.




VISTABEL®
Botulinumtoxin Typ A
Toxine botulique type A
100 Einheiten
Botulinum Toxin Type A
BOTOX®
Cosmetic
100

The origins of the therapeutic use of BOTOX began in ophthalmology with the approval of strabismus and blepharospasm. Since then, it has evolved to become the standard of care in many parts of the world for many other therapeutic conditions, such as cervical dystonia. The use of BOTOX therapy in this indication allows for a decrease in localized muscle activity and reduces abnormal head position and related pain. BOTOX therapy has been used by clinicians as the treatment of choice for indications such as cervical dystonia for more than a decade and is currently approved for the treatment of this disorder in 51 countries.

BOTOX is also rapidly becoming a prime therapy for focal spasticity in children and adults. In children, BOTOX therapy treats the affected muscle, such as the calf, to relax the muscle, thereby increasing flexibility and mobility. This increased freedom of movement allows children to stretch rigid muscles and gives them the opportunity to learn how to walk and maximize the benefit of physical therapy. BOTOX therapy treats adult spasticity by targeting the affected muscle *and allowing those specific muscles to relax. This relaxation effectively decreases* post-stroke spasticity and improves functional disability in daily life for approximately four months after treatment. In 2002, the first placebo-controlled, multi-center trial to assess the benefit of injections of BOTOX in adult focal spasticity was published in the *New England Journal of Medicine*. This study demonstrated BOTOX *as a useful treatment for patients with* functional disabilities from stroke. BOTOX therapy is currently approved in over 46 countries for the treatment of pediatric cerebral palsy and 28 countries for adult spasticity.

▷ THERAPEUTIC DERMATOLOGY

BOTOX has also been approved to treat hyperhidrosis, or excessive sweating, in a growing number of countries. Focal hyperhidrosis is a chronic disease of excessive sweating beyond normal bodily needs and can create significant problems in a person's daily living and their ability to participate in social activities. It has also been shown to have a negative impact on the emotional well being of those suffering from the disease. In fact, the negative impact of hyperhidrosis on peoples' quality of life has been reported to be similar or greater than that for other dermatologic diseases, including severe acne and psoriasis. The number of people suffering from hyperhidrosis is estimated to be at least 1% of the total population worldwide.

According to a clinical study published in the *British Journal of Dermatology* in 2002, axillary hyperhidrosis (excessive sweating of the underarm) is a misdiagnosed disease, which has a substantial impact on daily activities and health-related quality of life. In this study, BOTOX injections effectively reduced excessive sweating in these patients and significantly improved their quality

BOTOX therapy has been used by clinicians as the treatment of choice for indications such as cervical dystonia for more than a decade

of life. BOTOX therapy for hyperhidrosis is currently approved in over 10 countries, including Canada, the Netherlands and the United Kingdom. Approval in the rest of the European Union through the Mutual Recognition Process is expected in 2003.

▷ EMERGING USES

Allergan is committed to basic scientific research aimed at a better understanding of BOTOX therapy's direct and indirect actions. Additionally, Allergan is pursuing the development of novel neuromodulator products through its collaboration with prestigious organizations around the world. For instance, in collaboration with the Centre for Applied Microbiology and Research in London, England, Allergan is exploring innovative neuromodulators for the treatment of acute and chronic pain. This research is focused on changing the specificity of the botulinum toxin protein so that it targets peripheral nerve cells that transmit pain instead of those that signal muscles to contract. Through these productive collaborations, Allergan is seeking to develop innovative new products for patients who are not helped by current therapies.

BOTOX is in various stages of clinical research and development worldwide for numerous other conditions and has been examined as a treatment for more than 100 conditions. Based on published reports suggesting the benefits of BOTOX in the treatment of certain painful syndromes, Allergan is continuing studies on additional conditions such as headache. In 2002, BOTOX was the most talked about therapy for the treatment of headache at the American Headache Society conference, with 14 studies by independent organizations presented on the use of BOTOX for relief of headache. Allergan continues to support the study of BOTOX therapy as a possible preventive therapy for the treatment of headache in its clinical development program.

▷ OUTLOOK

The Company is committed not only to the further development of the BOTOX product through its ongoing clinical development programs for a range of therapeutic disorders and aesthetic enhancements, but also to pursuing new directions in neuromodulators as guided by scientific advances and patient needs.


30 grams
TAZORAC
Rx Only
30 grams
TAZORAC®
(TAZAROTENE)0.1%
cream

▷ Our skin care business focuses on the high-growth markets of acne and psoriasis in the U.S. and Canada while modestly building a presence outside North America. Combined, the U.S. topical acne and psoriasis markets generated over $1 billion in 2002 and grew by 11% over 2001, making them two of the most attractive segments in the overall dermatology market. Within these markets in the United States, Allergan recorded the highest in-market growth among the major dermatology companies, benefiting from TAZORAC (tazarotene cream 0.05% and 0.1% and tazarotene gel 0.05% and 0.1%), the fastest growing retinoid in both volume and market share amongst medical doctors and dermatologists.

For the year, Allergan's global sales of skin care products amounted to approximately $90 million, an increase of 14% in constant currency over the prior year.

▷ TAZORAC CREAM & GEL

The current flagship skin care product for Allergan is TAZORAC, a topical, receptor-selective retinoid specifically designed to deliver fast and effective action for the treatment of both acne and psoriasis. TAZORAC sales have reaped the benefits of previous investments in head-to-head clinical studies comparing TAZORAC to various competitive products that demonstrated not only its potency, but also its minimal irritation when used appropriately. In a comparison study released in 2002 between TAZORAC and adapalene, a leading acne treatment, TAZORAC demonstrated superior efficacy in both comedonal (blackheads) and inflammatory acne with a 70% reduction by week 12 for TAZORAC compared to a 55% reduction with adapalene. These results, in conjunction with comparable tolerability, demonstrate why TAZORAC is the fastest growing retinoid on the market.



A proven treatment to significantly reduce some of the specific signs associated with overexposure to the sun. AVAGE is approved as an adjunctive agent in the topical treatment of facial fine wrinkling, mottled hypo- and hyperpigmentation (blotchy skin discoloration), and benign facial lentigines (flat patches of skin discoloration) in patients using a comprehensive skin care and sunlight avoidance program.



A mild emollient and moisturizing treatment indicated for mild to moderate acne that allows for use under makeup, moisturizers, sunscreens and other topical medications.



Indicated for the treatment of certain skin problems such as actinic (solar) keratoses (small red or skin color growths that appear as a result of overexposure to the sun).



MD FORTE is a physician recommended line of aesthetic skin care products containing alpha hydroxy acids for reducing the appearance of fine facial lines and wrinkles.



A topical receptor selective retinoid approved for the treatment of acne and psoriasis.



A new formulation of the topical receptor selective retinoid delivers the same efficacy of the Gel while providing a new alternative for treating a broader range of patients with varied skin types and conditions.

Skin Care products | $90.2

2002 GLOBAL SALES (in millions of dollars)



$28.1 | OTHER
Including: AZELEX, FLUOROPLEX, and MD FORTE
$62.1 | TAZORAC/ZORAC BRANDS

Our strong R&D programs in dermatology underscore Allergan's commitment to being a leader in specialist markets

The U.S. market share for TAZORAC in the combined topical acne and psoriasis market grew from 5.3% in 2001 to 6.8% in 2002, outpacing the Company's key competition and demonstrating its effectiveness compared to other treatments. Since the beginning of 2002, TAZORAC's total prescriptions have grown 38%, according to Verispan data. To further expand the reach of the product, Allergan entered into a partnership in 2001 with Procter & Gamble Pharmaceuticals to detail TAZORAC to general practitioners for both acne and psoriasis in the U.S. and Canada, which has doubled the business in that market. In addition, ZORAC, the brand name used in Europe for the registered brand TAZORAC, was marketed via a partnership with Pierre Fabre Dermatologie in certain countries in Continental Europe. TAZORAC has been one of Allergan's fastest growing products with worldwide sales of approximately $62 million, up 37% in constant currency over the prior year.

▷ AVAGE

In 2002, AVAGE (tazarotene cream 0.1%) received approval in the United States and Canada as an adjunctive agent in the topical treatment of facial fine wrinkling, mottled hypo- and hyperpigmentation (blotchy skin discoloration), and benign facial lentigines (flat patches of skin discoloration) in patients using a comprehensive skin care and sunlight avoidance program.

Chronic exposure to the sun can result in skin damage. Unlike treatments that merely exfoliate and moisturize the skin, AVAGE is proven to significantly reduce some of the specific signs, as mentioned above, associated with overexposure to the sun. Although AVAGE does not reverse this process, it provides significant improvement in the appearance of the skin.

In clinical studies, people ranging in age from 27 to 81 used AVAGE combined with comprehensive skin protection and sun avoidance programs, including sunscreens, moisturizers, and protective clothing, for 24 weeks. The results of these clinical studies showed that up to 82% of people had noticeably reduced facial mottled hyperpigmentation (skin discoloration), and up to 58% of people had noticeably reduced facial fine wrinkling.

AVAGE, combined with our offering of BOTOX COSMETIC and our established MD FORTE product line, a physician-dispensed line of aesthetic skin care products, positions Allergan as the premier partner for aesthetically oriented dermatologists and physicians.

▷ OTHER SKIN CARE PRODUCTS

Other key products in Allergan's skin care line include AZELEX, indicated for mild-to-moderate acne and FLUOROPLEX, approved for the treatment of actinic (solar) keratoses (small red or skin color growths that appear as a result of overexposure to the sun).


HYDRATING CREAM
AVAGE
(TAZAROTENE)

EMERGING TECHNOLOGIES

The future of Allergan's skin care business will be driven both by the continuing acceptance of TAZORAC in the market, new products flowing from the Company's R&D pipeline, new commercial collaborations and expansion into other therapeutic dermatological areas such as skin cancer.

Allergan's targeted *research and development program to expand the use of the tazarotene* molecule is focused on the development of oral tazarotene for the treatment of both acne and psoriasis. Clinical data in psoriasis is particularly promising in comparison with other already approved retinoids. In addition, Allergan entered into a research collaboration and license agreement with Peplin Biotech Ltd. in 2002 for the right to develop and commercialize PEP005 for the topical treatment of non-melanoma skin cancer and actinic keratoses. The Peplin technology is an excellent addition to Allergan's strong new product pipeline and it has potential in the large, growing and under-served market for treating non-melanoma skin cancer. Our strong R&D programs in dermatology underscore *Allergan's commitment to being a leader in specialist markets.*

Executive Committee

2002

DAVID E. I. PYOTT, 49

Chairman of the Board, President and Chief Executive Officer. Mr. Pyott joined Allergan in January 1998. Previously, he was Head of the Nutrition Division and a member of the Executive Committee of Novartis AG from 1995 through 1997. Mr. Pyott has over 20 years of international experience in nutrition and health care and has worked in Austria, Germany, the Netherlands, Spain, Switzerland, Malaysia and Singapore. Mr. Pyott holds a diploma in German and European Law from the Europa Institute at the University of Amsterdam, a Master of Arts degree from the University of Edinburgh, and an M.B.A. from the London Business School.

F. MICHAEL BALL, 47

Corporate Vice President and President, North America Region and Global Eye Rx Business. Born in Canada, Mr. Ball was educated in the U.K. and U.S. before receiving his BSc and M.B.A. from Queen's University in Canada. He is the former President of Syntex Inc. Canada and Senior Vice President of Syntex Laboratories USA, where he served on Syntex Corporation's Management Committee. Mr. Ball has over 20 years of international health care experience in the marketing and sales of pharmaceutical products. He joined Allergan in 1995.

ERIC K. BRANDT, 40

Corporate Vice President and Chief Financial Officer. Mr. Brandt joined Allergan in May 1999. In addition to his responsibilities as CFO, in 2001 Mr. Brandt served as President of the Consumer Eye Care business. Prior to joining Allergan, he was Vice President and Partner at Boston Consulting Group, and a senior member of the BCG Health Care practice. At BCG, Mr. Brandt was involved in high level consulting engagements with top global pharmaceutical, managed care and medical device companies, focusing on corporate finance, shareholder value and post-merger integration. Mr. Brandt has a Bachelor of Science in chemical engineering from MIT and an M.B.A. from Harvard Business School.

JEFFREY L. EDWARDS, 42

Corporate Vice President, Corporate Development. Mr. Edwards has been with Allergan since 1993 and previously served as Senior Vice President, Tax, Treasury, and Investor Relations where he was instrumental in developing and executing Allergan's financial strategies to support the Company's strategic objectives. Prior to Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior level positions in the credit and business development functions.

DAVID A. FELLOWS, 46

Corporate Vice President and President, Europe, Africa, Asia Pacific Region. From 1997 until 2002, Mr. Fellows was President, Allergan Asia Pacific Region. Prior to that he was Senior Vice President of U.S. Eye Care Marketing and has also served as Senior Vice President of Global Pharmaceutical Strategic Marketing as well as the Director of Marketing/Sales for Allergan Canada. Mr. Fellows has 23 years of pharmaceutical sales, marketing and business development experience, having joined Allergan in 1980. Mr. Fellows holds a degree in Psychology from Butler University.


David A. Fellows
Jacqueline Schiavo
Jeffrey L. Edwards
Nelson R. A. Marques
Douglas S. Ingram
Lester J. Kaplan
David E. I. Pyott
F. Michael Ball
Robert O. Gaskin, Jr.
Eric K. Brandt

ROBERT O. GASKIN, JR, 49

Corporate Vice President, Human Resources. Mr. Gaskin joined Allergan in 2002. He has over 15 years of experience in the pharmaceutical industry, including an extensive human resources background within the R&D and the commercial functions of biotech and large pharmaceutical companies. Prior to joining Allergan, Mr. Gaskin held positions at Advanced Tissue Sciences and Warner-Lambert / Agouron Pharmaceuticals.

DOUGLAS S. INGRAM, ESQ., 40

Corporate Vice President, General Counsel and Secretary. Mr. Ingram joined Allergan from Gibson, Dunn & Crutcher in 1996. Mr. Ingram has over 14 years of experience in the management of domestic and international legal affairs. He also serves as Allergan's Chief Ethics Officer.

LESTER J. KAPLAN, PH.D., 52

Corporate Vice President and President, Research & Development and Global BOTOX. Dr. Kaplan has 25 years of experience conducting and managing research and development programs in the pharmaceutical industry. He joined Allergan in 1983.

NELSON R. A. MARQUES, 51

Corporate Vice President and President, Latin America Region. Mr. Marques has 26 years of experience in the pharmaceutical industry. He has been in the eye care industry since 1980 in a variety of marketing and sales positions in Latin America and in the U.S. Mr. Marques has attended the Advanced Management and the International Senior Managers' Programs at Harvard University. He holds an undergraduate degree in Advertising and Marketing and a Business Administration degree. He joined Allergan in 1998.

JACQUELINE SCHIAVO, 54

Corporate Vice President, Worldwide Operations. Ms. Schiavo joined Allergan in 1980. She has over 30 years of experience in pharmaceutical and health care manufacturing, quality assurance, and research and development. Ms. Schiavo is responsible for Allergan's worldwide network of manufacturing plants and third party suppliers. She holds a Bachelor of Science degree in Microbiology from Cornell University and an M.B.A. from Pepperdine University.

Other Corporate Officers

JAMES F. BARLOW

Vice President, Corporate Controller and Principal Accounting Officer

JAMES M. HINDMAN

Senior Vice President, Treasury, Risk and Investor Relations

MATTHEW J. MALETTA

Corporate Counsel and Assistant Secretary

MARTIN A. VOET

Senior Vice President, Chief Intellectual Property Counsel and Assistant Secretary

Board of Directors

2002

HERBERT W. BOYER, PH.D., 66
Vice Chairman of the Board since 2001, served as Chairman from 1998 to 2001; Board member since 1994. Dr. Boyer is a founder of Genentech, Inc. and a Director since 1976. A former Professor of Biochemistry at the University of California at San Francisco, Dr. Boyer is a recipient of the 1993 Helmut Horten Research Award, the National Medal of Science from President George H. W. Bush, the National Medal of Technology, and the Albert Lasker Basic Medical Research Award. He is an elected Member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences.

RONALD M. CRESSWELL, HON. D.SC., F.R.S.E., 68
Elected to the Board in 1998. Professor Cresswell retired in 1999 as Senior Vice President and Chief Scientific Officer for Warner-Lambert Company. Professor Cresswell was formerly Vice President and Chairman, Parke-Davis Pharmaceutical Research, a Warner-Lambert Company. Professor Cresswell served as Chief Operating Officer of Laporte Industries and in a broad range of research and development positions at Burroughs Wellcome, culminating in being the main board member for global research and development. He is a Fellow of the Royal Society of Edinburgh, a member of the American Chemical Society and the New York Academy of Sciences and is the former Chairman of the Science and Regulatory Executive Committee of the Pharmaceutical Research and Manufacturers of America (PhRMA). Professor Cresswell is also Chairman of the Board of Albachem Ltd., a Scottish company, and a director of CuraGen Corporation and Esperion Therapeutics, Inc.

HANDEL E. EVANS, 68
Elected to the Board in 1989. Chairman of Equity Growth Research Ltd., a company providing financial services in Europe. Mr. Evans has over 40 years of experience in the pharmaceutical industry and was the founder and former Executive Chairman of Pharmaceutical Marketing Service Inc. and Walsh International Inc., companies providing marketing services to the pharmaceutical industry. Mr. Evans was also a co-founder of IMS International Inc., the leading pharmaceutical information supplier. Mr. Evans is a Director of Cambridge Laboratories Ltd., RxBazaar, Inc. and Chairman of the British Urological Foundation Board of Trustees.

MICHAEL R. GALLAGHER, 57
Elected to the Board in 1998. Chief Executive Officer and a Director of Playtex Products, Inc. Previously, Chief Executive Officer/North America for Reckitt & Colman PLC; President and Executive Officer of Eastman Kodak's subsidiary, L&F Products; and President of the Lehn & Fink Consumer Products Division at Sterling Drug. Mr. Gallagher is a Director of AMN Healthcare, the Grocery Manufacturers Association, the Association of Sales and Marketing Companies and the Haas School of Business, University of California, Berkeley.

GAVIN S. HERBERT, 70
Founder of Allergan, Inc., and Chairman Emeritus since 1996. Elected to the Board in 1950. Served as Chief Executive Officer for 30 years and as Chairman from 1977 to 1996. Mr. Herbert is Chairman and Founder of Regenesis Bioremediation Products and a Director of Research to Prevent Blindness and the Doheny Eye Institute. He is Chairman of Roger's Gardens, Vice Chairman of the Beckman Foundation, and a Life Trustee of the University of Southern California.

LESTER J. KAPLAN, PH.D., 52
Elected to the Board in 1994. Corporate Vice President and President, Research & Development and Global BOTOX for Allergan, Inc. Dr. Kaplan is a Director of Acadia Pharmaceuticals Inc., Oculex Pharmaceuticals, Medinox, Inc., Bardeen Sciences Company, LLC, and a member of the Board of Trustees, Keck Graduate Institute of Applied Life Sciences at the Claremont Colleges.

KAREN R. OSAR, 53
Elected to the Board in 1998. Senior Vice President and Chief Financial Officer of MeadWestvaco Corporation, a producer of packaging, paper, school and office supplies and specialty chemicals, since the merger of the Mead Corporation and Westvaco Corporation in January 2002. Prior to the merger, she served as Senior Vice President and Chief Financial Officer of Westvaco Corporation since November 1999. She formerly


Leonard D. Schaeffer
Michael R. Gallagher
Ronald M. Cresswell
Herbert W. Boyer
David E. I. Pyott
Lester J. Kaplan
Louis T. Rosso
Stephen J. Ryan
Handel E. Evans
Gavin S. Herbert

served as Vice President and Treasurer of Tenneco, Inc., which was a global packaging and auto parts manufacturer, and as Managing Director of the investment banking group at J.P. Morgan & Company. She is a Director of BNY Hamilton Funds and of AGL Resources, Inc.

DAVID E. I. PYOTT, 49

Elected to the Board and joined Allergan in 1998. Chairman of the Board, President and Chief Executive Officer of Allergan, Inc. He served as Head of the Nutrition Division and a member of the Executive Committee of Novartis AG. He is a member of the Board of Directors of the Pharmaceutical Research and Manufacturers of America, Avery Dennison Corporation, Advanced Medical Optics and Edwards Lifesciences Corporation and is Chairman of the California Healthcare Institute. Mr. Pyott is a board member of the Directors' Board of the University of California (Irvine) Graduate School of Management and serves on their Executive Committee, and he is also the President of the Pan American Ophthalmological Foundation, a member of the Board of Directors of the International Council of Ophthalmology Foundation, and a member of the EyeCare America Board of Directors.

RUSSELL T. RAY, 55 (not pictured)

Appointed to the Board effective April 1, 2003. Founder, Managing Director and President of Chesapeake Strategic Advisors, a firm specializing in providing advisory services to health care and life sciences companies, since 2002. From 1999-2002, Mr. Ray was the Global Co-Head of the Credit Suisse First Boston Health Care Investment Banking Group, where he focused on providing strategic and financial advice to life sciences, health care services and medical device companies. Prior to joining Credit Suisse First Boston, Mr. Ray spent twelve years at Deutsche Bank and its predecessor entities BT Alex. Brown and Alex. Brown as Global Head of Health Care Investment Banking. Mr. Ray is a Director of Pondaray Enterprises, Inc., Lumina Ventures and The Friends School of Baltimore.

LOUIS T. ROSSO, 69

Elected to the Board in 1989. Chairman Emeritus of Beckman Coulter, Inc., a manufacturer of laboratory instruments, and had been its Chairman of the Board until his retirement in 1999. Mr. Rosso also served as Chairman and Chief Executive Officer of Beckman Instruments, Inc. and Vice President of SmithKline Beckman Corporation. He is a member of the Board of Trustees of the St. Joseph Heritage Healthcare Foundation, a member of the Board of Directors of Regenesis Bioremediation Company and Trustee Emeritus and Senior Advisor to the President of the Keck Graduate Institute of Applied Life Sciences at the Claremont Colleges.

STEPHEN J. RYAN, 62

Appointed to the Board in 2002. Dr. Ryan is the Dean of the Keck School of Medicine and Senior Vice President for Medical Care of the University of Southern California as well as President of the Doheny Eye Institute and the Grace and Emery Beardsley Professor of Ophthalmology. Dr. Ryan is a Member of the Institute of Medicine of the National Academy of Sciences. He is a member and past president of numerous ophthalmological organizations such as the Association of University Professors of Ophthalmology and the Macula Society. He is the founding President of the Alliance for Eye and Vision Research (AEVR).

LEONARD D. SCHAEFFER, 57

Elected to the Board in 1993. Since 1992 Mr. Schaeffer has served as Chairman of the Board and Chief Executive Officer of WellPoint Health Networks Inc., an insurance organization which owns Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri and Unicare. Mr. Schaeffer was the Administrator of the U.S. Health Care Financing Administration. He is Chairman of the Board of the National Institute for Health Care Management, and a member of the Institute of Medicine.

In millions, except share data

As of December 31,		2002	2001
ASSETS	CURRENT ASSETS		
	Cash and equivalents	$ 774.0	$ 774.9
	Trade receivables, net	220.6	164.7
	Inventories	70.4	55.0
	Other current assets	135.2	120.2
	Total current assets	1,200.2	1,114.8
	Assets from discontinued operations	–	377.5
	Investments and other assets	228.6	168.0
	Property, plant and equipment, net	352.0	360.4
	Goodwill	7.8	9.4
	Intangibles, net	18.0	16.1
	Total assets	$1,806.6	$2,046.2
LIABILITIES AND STOCKHOLDERS' EQUITY	CURRENT LIABILITIES		
	Notes payable	$ 89.7	$ 75.1
	Accounts payable	82.0	74.7
	Accrued compensation	55.4	45.8
	Other accrued expenses	118.3	94.4
	Income taxes	58.2	114.4
	Total current liabilities	403.6	404.4
	Liabilities from discontinued operations	–	163.6
	Long-term debt	25.4	33.0
	Long-term convertible notes, net of discount	501.0	411.8
	Other liabilities	66.4	54.8
	Commitments and contingencies		
	Minority interest	1.9	1.2
	STOCKHOLDERS' EQUITY		
	Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued	–	–
	Common stock, $.01 par value; authorized 300,000,000 shares; issued 134,255,000 shares	1.3	1.3
	Additional paid-in capital	336.3	321.6
	Accumulated other comprehensive loss	(73.4)	(61.6)
	Retained earnings	871.7	928.4
		1,135.9	1,189.7
	Less treasury stock, at cost (4,757,000 and 3,005,000 shares)	(327.6)	(212.3)
	Total stockholders' equity	808.3	977.4
	Total liabilities and stockholders' equity	$1,806.6	$2,046.2

In millions, except per share data

	Year ended December 31,	2002	2001	2000
PRODUCT SALES	Net sales	$1,385.0	$1,142.1	$992.1
	Cost of sales	221.7	198.1	197.7
	Product gross margin	1,163.3	944.0	794.4
	Research service revenues (primarily from related party through April 16, 2001)	40.3	60.3	62.9
	Cost of research services	36.6	56.1	59.4
	Research services margin	3.7	4.2	3.5
	Selling, general and administrative	629.5	481.1	409.2
	Research and development	233.1	227.5	165.7
	Legal settlement	118.7	–	–
	Technology fees from related party	–	(0.7)	(3.1)
	Restructuring charge (reversal) and asset write-offs	62.4	(1.7)	0.2
	Operating income	123.3	242.0	225.9
	Interest income	15.8	30.6	23.9
	Interest expense	(17.4)	(18.1)	(16.2)
	(Loss) gain on investments, net	(30.2)	(4.5)	0.8
	Unrealized gain (loss) on derivative instruments, net	(1.7)	4.2	–
	Other, net	–	6.1	1.2
	Earnings from continuing operations before income taxes and minority interest	89.8	260.3	235.6
	Provision for income taxes	25.1	88.5	69.1
	Minority interest	0.7	0.6	0.6
	Earnings from continuing operations	64.0	171.2	165.9
	Earnings from discontinued operations, net of applicable income tax expense of $7.0 million, $20.6 million and $19.0 million for years ended 2002, 2001 and 2000, respectively	11.2	54.9	49.2
	Cumulative effect of change in accounting principle, net of $0.5 million of tax	–	(1.2)	–
NET EARNINGS	Net earnings	$ 75.2	$ 224.9	$215.1
	Basic:			
	Continuing operations	$ 0.49	$ 1.30	$ 1.27
	Discontinued operations	0.09	0.42	0.38
	Cumulative effect of accounting change, net	–	(0.01)	–
	Net basic earnings per share	$ 0.58	$ 1.71	$ 1.65
	Diluted:			
	Continuing operations	$ 0.49	$ 1.29	$ 1.24
	Discontinued operations	.08	0.40	0.37
	Cumulative effect of accounting change, net	–	(0.01)	–
	Net diluted earnings per share	$ 0.57	$ 1.68	$ 1.61

In millions, except per share data	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income
BALANCE DECEMBER 31, 1999	134.3	$1.3	$261.4	$(15.9)	$(49.3)	$651.1	(4.4)	$(214.1)	$634.5	
Comprehensive income										
Net earnings						215.1			215.1	$215.1
Other comprehensive income, net of tax:										
Foreign currency translation adjustments										(2.8)
Unrealized gain on investments										1.3
Other comprehensive loss					(1.5)				(1.5)	(1.5)
Comprehensive income										$213.6
Dividends ($0.32 per share)						(41.9)			(41.9)	
Stock options exercised			37.1			(41.8)	3.9	189.9	185.2	
Activity under other stock plans				0.4		0.7		1.6	2.7	
Adjustment in reporting of subsidiaries						(3.2)			(3.2)	
Purchase of treasury stock							(2.1)	(122.8)	(122.8)	
Expense of compensation plans				5.7					5.7	
BALANCE DECEMBER 31, 2000	134.3	1.3	298.5	(9.8)	(50.8)	780.0	(2.6)	(145.4)	873.8	
Comprehensive income										
Net earnings						224.9			224.9	$224.9
Other comprehensive income, net of tax:										
Minimum pension liability adjustment										(7.2)
Foreign currency translation adjustments										(2.5)
Unrealized loss on investments										(1.1)
Other comprehensive loss					(10.8)				(10.8)	(10.8)
Comprehensive income										$214.1
Dividends ($0.36 per share)						(47.5)			(47.5)	
Stock options exercised			26.5			(30.9)	1.3	61.8	57.4	
Activity under other stock plans				0.5		1.9	0.1	2.2	4.6	
Purchase of treasury stock							(1.8)	(130.9)	(130.9)	
Expense of compensation plans				5.9					5.9	
BALANCE DECEMBER 31, 2001	134.3	1.3	325.0	(3.4)	(61.6)	928.4	(3.0)	(212.3)	977.4	

In millions, except per share data	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income
BALANCE DECEMBER 31, 2001	134.3	$1.3	$325.0	$(3.4)	$(61.6)	$928.4	(3.0)	$(212.3)	$977.4	
Comprehensive income										
Net earnings						75.2			75.2	$75.2
Other comprehensive income, net of tax:										
Minimum pension liability adjustment										5.9
Foreign currency translation adjustments										(17.6)
Unrealized loss on investments										(0.1)
Other comprehensive loss					(11.8)				(11.8)	(11.8)
Comprehensive income										$63.4
Distribution of Advanced Medical Optics, Inc. common stock to stockholders						(53.2)			(53.2)	
Dividends ($0.36 per share)						(46.7)			(46.7)	
Stock options exercised			12.4			(32.4)	0.9	56.3	36.3	
Activity under other stock plans						0.4		9.2	9.6	
Purchase of treasury stock							(2.7)	(180.8)	(180.8)	
Expense of compensation plans				2.3					2.3	
BALANCE DECEMBER 31, 2002	134.3	$1.3	$337.4	$(1.1)	$(73.4)	$871.7	(4.8)	$(327.6)	$808.3	

In millions	Year ended December 31,	2002	2001	2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	Earnings from continuing operations	$ 64.0	$170.0	$165.9
	Non-cash items included in earnings from continuing operations:			
	Cumulative effect of accounting change for derivative instruments	–	1.7	–
	In-process research and development	–	40.0	–
	Depreciation and amortization	45.0	53.0	55.0
	Amortization of original issue discount	11.0	10.1	1.7
	Write-off of deferred convertible debt issue costs	8.0	–	–
	Deferred income taxes (benefit)	(13.8)	14.1	(4.6)
	Loss (gain) on investments	30.2	4.5	(0.8)
	(Gain) loss on sale of assets	(5.7)	0.8	1.1
	Unrealized loss (gain) on derivatives	1.7	(4.2)	–
	Gain on divestiture of pharmaceutical products	–	(2.0)	–
	Expense of compensation plans	10.3	7.1	6.4
	Minority interest	0.7	0.6	0.6
	Restructuring charge (reversal) and asset write-offs	62.4	(1.7)	0.2
	Adjustment in reporting of foreign subsidiaries	–	–	(3.2)
	Changes in assets and liabilities:			
	Trade receivables	(49.5)	(2.7)	(45.2)
	Inventories	(16.7)	(7.7)	(3.1)
	Other current assets	9.1	(18.1)	9.1
	Accounts payable	4.1	9.2	9.5
	Accrued expenses and other liabilities	13.6	(9.8)	26.7
	Income taxes	(43.7)	42.4	52.0
	Other non-current assets	(83.1)	(15.3)	6.9
	Net cash provided by continuing operations	47.6	292.0	278.2
CASH FLOWS FROM INVESTING ACTIVITIES	*Additions to property, plant and equipment*	(78.8)	(84.1)	(60.3)
	Proceeds from sale of property, plant and equipment	6.9	4.6	0.5
	Proceeds from sale of investments	–	–	3.0
	Acquisition, net of cash acquired	–	(70.2)	–
	Other, net	(7.7)	(17.1)	(21.3)
	Net cash used in investing activities	(79.6)	(166.8)	(78.1)

In millions

Year ended December 31,	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends to stockholders	$ (46.7)	$ (47.5)	$ (41.9)
(Decrease) increase in notes payable	(11.8)	(12.3)	9.4
Sale of stock to employees	24.4	30.9	148.1
Net repayments under commercial paper obligations	–	–	(47.1)
Repayments of convertible borrowings	(376.5)	–	–
Proceeds from convertible borrowings	500.0	–	400.0
Repayments of long-term debt	(25.6)	(3.2)	(4.6)
Debt issuance costs	(12.1)	–	(10.0)
Payments to acquire treasury stock	(180.8)	(130.9)	(122.8)
Net cash (used in) provided by financing activities	(129.1)	(163.0)	331.1
Cash flow from discontinued operations	172.0	56.3	72.6
Effect of exchange rates on cash and equivalents	(11.8)	(4.9)	(3.1)
Net (decrease) increase in cash and equivalents	(0.9)	13.6	600.7
Cash and equivalents at beginning of year	774.9	761.3	160.6
Cash and equivalents at end of year	$774.0	$774.9	$761.3
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 14.8	$ 20.9	$ 19.2
Income taxes	$ 85.6	$ 52.2	$ 54.5

In 2002, the Company recorded a dividend in the amount of $53.2 million representing the distribution of Advanced Medical Optics, Inc.'s common stock to the Company's stockholders.

The Board of Directors of Allergan, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, not presented herein; and in our report dated January 27, 2003, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to a change in the method of accounting for derivative instruments and hedging activities in 2001 and the method of accounting for goodwill and intangible assets in 2002.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Costa Mesa, CA
February 12, 2003

KPMG LLP

Management is responsible for the preparation and integrity of the condensed consolidated financial information appearing in this Annual Report. The consolidated financial statements are presented in the Company's Form 10-K for the fiscal year ended December 31, 2002. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts based on management's best judgments and estimates. Financial information in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Ethics adopted by the Board of Directors, applicable to all employees of the Company and its subsidiaries. Management believes that the Company's system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability for assets.

The Audit and Finance Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors without management present to ensure that the independent auditors have free access to the Committee.

The independent auditors, KPMG LLP, were recommended by the Audit and Finance Committee of the Board of Directors and selected by the Board of Directors. KPMG LLP was engaged to audit the 2002, 2001 and 2000 consolidated financial statements of Allergan, Inc. and its subsidiaries and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in the Company's Form 10-K for the fiscal year ended December 31, 2002.

January 27, 2003

David E. I. Pyott
Chairman of the Board, President
and Chief Executive Officer

Eric K. Brandt
Corporate Vice President
and Chief Financial Officer

James F. Barlow
Vice President, Corporate Controller
and Principal Accounting Officer

CORPORATE HEADQUARTERS

Allergan, Inc.
2525 Dupont Drive
P.O. Box 19534
Irvine, CA 92623-9534
(714) 246-4500
E-mail: corpinfo@allergan.com
Internet: www.allergan.com

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT, DUPLICATE MAILINGS

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303
(800) 446-2617
Internet: www.equiserve.com

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Allergan, Inc. will be held at The Irvine Marriott Hotel, 18000 Von Karman Avenue, Irvine, CA 92612, on April 25, 2003, at 10:00 a.m.

FORM 10-K

A copy of Allergan, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through our Web site at www.allergan.com or without charge by contacting:

INVESTOR RELATIONS

James M. Hindman
Allergan, Inc.
P.O. Box 19534
Irvine, CA 92623-9534
Phone: (714) 246-4636
Fax: (714) 246-4800
E-mail: corpinfo@allergan.com

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The plan allows Allergan stockholders to reinvest their dividends or invest cash in Allergan stock without brokerage commissions or service charges. If you are interested in joining the plan or would like more information, you may request a prospectus from:

EquiServe Trust Company, N.A.
Dividend Reinvestment Plan/Allergan, Inc.
P.O. Box 2598
Jersey City, NJ 07303-2598

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

	2002(1)			2001(1)		
Calendar Quarter	High	Low	Div	High	Low	Div
First	$72.35	$58.58	$.09	$95.74	$56.84	$.09
Second	67.23	54.01	.09	89.88	67.08	.09
Third	65.49	49.05	.09	83.09	57.80	.09
Fourth	65.08	51.40	.09	76.11	61.56	.09

Allergan common stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." In newspapers, stock information is frequently listed as "Alergn."

The approximate number of stockholders of record was 7,300 as of January 31, 2003.

(1) On June 29, 2002, Allergan distributed to its stockholders, in the form of a stock dividend, one share of its then wholly-owned subsidiary, Advanced Medical Optics, Inc., for every 4.5 shares of common stock held on June 14, 2002. The stock prices presented above are restated stock prices and reflect the distribution of Allergan's ownership in Advanced Medical Optics to its stockholders.

TRADEMARKS

Except as set forth below, all product names appearing in capital letters are trademarks or service marks that are owned by, licensed to, or promoted by Allergan, Inc., its subsidiaries or affiliates. The following Allergan trademarks appear in this report: ALOCRIL, ALPHAGAN, ALPHAGAN P, AVAGE, AZELEX, BETAGAN, BOTOX, BOTOX COSMETIC, CELLUVISC, CELLUFRESH, FLUOROPLEX, LACRI-LUBE, LERIN, LIQUIFILM, LUMIGAN, MD FORTE, OCUFLOX, PRED FORTE, PROPINE, PURITE, REFRESH, REFRESH CONTACTS, REFRESH ENDURA, REFRESH LIQUIGEL, REFRESH PLUS, REFRESH PM, REFRESH TEARS, RELIEF, RESTASIS, TAZORAC, VISTABEL, VISTAGAN and ZORAC. ACULAR is a registered trademark licensed by Allergan from Syntex (U.S.A.), Inc.

Panzem is a registered trademark of Entremed, Inc.

Xalatan is a registered trademark of Pharmacia Corporation.

Allergan for the year ending December 31, 2002 continued its proud tradition of placement in the top quartile for Environmental Health and Safety Performance within its Pharmaceutical Company peer group. More information on its 2002 performance worldwide can be found by accessing the corporate information section at www.allergan.com and pulling down the About Allergan section and clicking on the EH&S section.

Market share numbers included in this Annual Report represent data from January 2002 to September 2002 unless otherwise noted.

DESIGN: LUIS ALVARADO DESIGN, NEWPORT BEACH, CA